Exhibit 12.1

Griffon Corporation
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in thousands)

													Six Months Ended March 31, 2012

			Year Ended September 30,
	2006		2007		2008		2009		2010		2011

EARNINGS:
Income (loss) from continuing operations before income taxes and discontinued operations	$65,305		$37,249		$(182)		$19,605		$13,812		$(14,349	)(a)	$9,652

Fixed charges exclusive of capitalized interest	26,359		29,751		29,390		22,597		24,103		64,443		33,551
Amortization of capitalized interest	723		737		786		758		303		309		158

Earnings	$92,387		$67,737		$29,994		$42,960		$38,218		$50,403		$43,361

FIXED CHARGES:
Interest charged to expense	$14,332		$17,593		$16,909		$13,091		$12,322		$47,846		$26,068
Portions of rents representing interest	10,423		10,523		10,789		7,800		6,601		9,931		4,463
Amortization of capitalized expenses related to indebtedness	1,604		1,635		1,692		1,706		5,180		6,666		3,020

Fixed charges exclusive of capitalized interest	26,359		29,751		29,390		22,597		24,103		64,443		33,551
Capitalized interest	—		454		511		331		1,679		954		967

Total fixed charges	$26,359		$30,205		$29,901		$22,928		$25,782		$65,397		$34,518

Ratio of earnings to fixed charges	3.5	x	2.2	x	1.0	x	1.9	x	1.5	x	0.8	x	1.3	x

Amount by which earnings are inadequate to cover fixed charges	n/a		n/a		n/a		n/a		n/a		$(14,994)		n/a

(a)	includes $15,152 of costs related to the sale of inventory that was recorded at fair value in connection with acquisition accounting for ATT and $26,164 related to the loss on debt extinguishment.